03011902

AB 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STG Secure Trading Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 150
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Budner 561-988-6320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoch, Frey & Zugman, CPA's
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, Florida 33308-4610
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Budner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STG Secure Trading Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

LATASHA E. GHOLSTON
MY COMMISSION # DD 099928
EXPIRES: June 9, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

2/27/03

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STG SECURE TRADING GROUP, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Hoch, Frey & Zugman

CERTIFIED PUBLIC ACCOUNTANTS
A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

David B. Zugman, CPA, P.A.
David B. Black, CPA, P.A.
Frederick S. Weinstein, CPA, P.A.
Steven M. Borisman, CPA, P.A.

Joel Hoch, CPA - Retired
Samuel Frey, CPA - Retired

FOURTH FLOOR
4875 NORTH FEDERAL HIGHWAY
Fort Lauderdale, Florida 33308-4610
BROWARD 954.351.9000 • DADE 305.947.7717
FAX 954.351.9011

401 CAMINO GARDENS BOULEVARD
Boca Raton, Florida 33432-5810
561.368.9272
FAX 561.392.1521

EMAIL: admin@hfzcpa.com

February 3, 2003

Board of Directors and Stockholders
STG Secure Trading Group, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of STG Secure Trading Group, Inc., (an S corporation) as of December 31, 2002 and the related statements of income/(loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STG Secure Trading Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hoch, Frey & Zugman

HOCH, FREY & ZUGMAN
Certified Public Accountants

STG SECURE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$1,426,946
Securities owned, at market value	3,952,157
Furniture, fixtures, equipment, and leasehold improvements, net of accumulated depreciation of $16,316	256,869
Prepaid expenses	10,865
Security deposits	21,366
TOTAL ASSETS	$5,668,203

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Due to clearing broker	$2,357,356
Securities sold, not yet purchased, at market value	1,594,801
Commissions payable	84,930
Accounts payable and accrued expenses	7,163
Trader deposits	130,000
Total Liabilities	4,174,250
STOCKHOLDERS' EQUITY	
Common stock, par value $1 per share; 7,500 shares authorized, issued and outstanding	7,500
Additional paid-in capital	2,203,770
Retained earnings/(deficit)	(717,317)
Total Stockholders' Equity	1,493,953
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,668,203

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions and trading profits	$1,163,527
Other income	4,396
Total Revenues	1,167,923
EXPENSES	
Commissions	651,895
Depreciation	16,377
Brokerage and clearing	785,401
Quotations, research and regulatory	170,731
Office and administrative	245,739
Telephone	10,399
Rent	54,028
Total Expenses	1,934,570
Loss From Operations	(766,647)
OTHER INCOME/(EXPENSE)	
Interest and dividend income	12,891
Loss on disposal of furniture and equipment	(120)
Total Other Income/(Expense)	12,771
NET INCOME/(LOSS)	$ (753,876)

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
Balances - January 1, 2002	$7,500	$ 234,192	$ 48,495	$ 290,187
Net Loss			(753,876)	(753,876)
Contribution of additional paid-in-capital		2,126,828		2,126,828
Distributions to stockholders		(157,250)	(11,936)	(169,186)
BALANCES - DECEMBER 31, 2002	$7,500	$2,203,770	$(717,317)	$1,493,953

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income/(loss)	$ (753,876)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:	
Depreciation	16,377
Loss on disposal of furniture and equipment	120
Increase in prepaid expenses	(10,355)
Increase in security deposits	(21,366)
Increase in payable to clearing broker	2,433,626
Increase in trading securities – Net	(2,357,356)
Increase in commissions payable	64,182
Decrease in accounts payable and accrued expenses	(5,069)
Increase in trader deposits	130,000
Total Adjustments	250,159
NET CASH USED IN OPERATING ACTIVITIES	(503,717)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, fixtures and equipment	(123,185)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from additional paid-in capital	1,976,828
Distributions to stockholders	(169,186)
Net Cash Provided By Financing Activities	1,807,642
NET INCREASE IN CASH	1,180,740
CASH - January 1, 2002	246,206
CASH - DECEMBER 31, 2002	$1,426,946
Supplemental schedule of non-cash investing and financing activities:	
Equipment contributed as additional paid-in capital	$150,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

STG Secure Trading Group, Inc. (the "Company") is a general securities broker/dealer registered in Connecticut, Florida and New York. The Company is a fully disclosed introducing discount broker/dealer which clears through Spear, Leeds & Kellogg. Effective July 1, 2002, the Company changed its name from Budner Securities, Inc. to STG Secure Trading Group, Inc.

On January 3, 2003, a stock purchase agreement was executed whereby STG Secure Trading Group, LLC (a Florida Limited Liability Company) will acquire all of the outstanding shares of common stock in STG Secure Trading Group, Inc. This transaction was closed in escrow pending the approval of STG Secure Trading Group, LLC's membership in the Philadelphia Stock Exchange.

STG Secure Trading Group, Inc. will continue as an actively operating general securities broker/dealer with only preferred shares outstanding, with common stock authorized to be issued. Effective with this transaction, STG Secure Trading Group, Inc. will become a C corporation.

Revenue Recognition

Profit and loss arising from proprietary securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenue is derived from customer and proprietary trades introduced to the clearing broker, who completes the transaction and subsequently remits a commission to the Company. In the normal course of business, the Company will have positions consisting of securities owned and securities sold, not yet purchased, which are valued at market and unrealized gains and losses are which included in net income.

Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements are stated at cost. Depreciation of these assets is computed over their estimated useful lives, five to thirty-nine years, on the straight-line method.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code, to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $159,075 and "Required Net Capital" was $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2002, the Company's ratio was 1.40 to 1.

NOTE 3 - FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$ 76,894
Computers and equipment	185,116
Leasehold improvements	11,175
	273,185
Less accumulated depreciation	(16,316)
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET	$256,869

NOTE 4 - COMMITMENTS

The Company subleases its office facilities under a sublease expiring February 28, 2007. The sublease requires the Company to pay base rent and operational expense pass-throughs.

Minimum future base rental payouts under this sublease having a remaining term in excess of one year as of December 31, 2002 for each of the next five years are:

Year	Amount
2003	$ 65,969
2004	68,623
2005	71,378
2006	74,233
2007	12,614
Total Minimum Future Base Rental Payments	$292,817

Total rent expense for the year ended December 31, 2002 was $54,028 of which $17,612 was payment of operational expense pass-throughs.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and positions held in securities.

The majority of the proprietary securities transactions are transacted on a margin basis. In margin transactions, the Company is extended credit by the Company's clearing broker collateralized by cash and securities in the Company's accounts. Such transactions may expose the Company to significant off-balance-sheet risk.

Securities sold, not yet purchased, represent an obligation of the Corporation to deliver specified securities at a predetermined date and price. The Corporation is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts due to the clearing broker are secured by the underlying investment held by the Corporation.

NOTE 5 - CONCENTRATION OF CREDIT RISK – (Continued)

The Company maintains a cash balance in a financial institution located in Boca Raton, Florida. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company had no uninsured cash balances in financial institutions.

The Company maintains a cash balance of $1,426,011, including a clearing deposit of $10,000, in various firm trading accounts with its clearing broker. These amounts are not insured by the Federal Deposit Insurance Corporation.

NOTE 6 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through Spear, Leeds & Kellogg, L.P. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit of $10,000 with the clearing broker dealer.

At December 31, 2002, $2,357,356, which is the difference between the securities owned at market value in the amount of $3,952,157 and the securities sold, not yet purchased, at market value in the amount of $1,594,801, is due to the clearing broker.

SUPPLEMENTARY INFORMATION

STG SECURE TRADING GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL	
Total stockholders' equity qualified for net capital	$1,493,953
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	1,493,953
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Furniture, fixture, equipment and leasehold improvements	256,869
Prepaid expenses	10,865
Security deposits	21,366
Total Non-Allowable Assets	289,100
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	1,204,853
HAIRCUTS ON SECURITIES	1,045,778
NET CAPITAL	159,075
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	100,000
EXCESS NET CAPITAL	$ 59,075
AGGREGATE INDEBTEDNESS:	
Commissions payable, accounts payable, accrued expenses and trader deposits	$ 222,093
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.40 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$149,688
Net audit adjustments	9,493
Increase in calculation of haircuts	(106)
NET CAPITAL PER ABOVE	$159,075

STG SECURE TRADING GROUP, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company had no liability subordinated to claims of general creditors as of January 1, 2002. In addition, there were none in existence during the year ended December 31, 2002 and, accordingly, there are no changes to report.

STG SECURE TRADING GROUP, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

STG Secure Trading Group, Inc. is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. STG Secure Trading Group, Inc. was in compliance with the conditions of exemption.

STG SECURE TRADING GROUP, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

As of December 31, 2002, STG Secure Trading Group, Inc. had no credit items that would result in a reserve requirement.

HOCH, FREY & ZUGMAN

CERTIFIED PUBLIC ACCOUNTANTS
A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

DAVID B. ZUGMAN, CPA, P.A.
DAVID B. BLACK, CPA, P.A.
FREDERICK S. WEINSTEIN, CPA, P.A.
STEVEN M. BORISMAN, CPA, P.A.

JOEL HOCH, CPA - RETIRED
SAMUEL FREY, CPA - RETIRED

FOURTH FLOOR
4875 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33308-4610
BROWARD 954.351.9000 • DADE 305.947.7717
FAX 954.351.9011

401 CAMINO GARDENS BOULEVARD
BOCA RATON, FLORIDA 33432-5810
561.368.9272
FAX 561.392.1521

EMAIL: admin@hfzcpa.com

February 3, 2003

Board of Directors and Stockholders
STG Secure Trading Group, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of STG Secure Trading Group, Inc., (an S corporation) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hoch, Frey & Zugman

HOCH, FREY & ZUGMAN
Certified Public Accountants